EXHIBIT 99.1

Hydrogenics Announces Amendment to IP License Agreement With CommScope

MISSISSAUGA, Ontario, Oct. 25, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, announced today that it has made certain technical amendments to its IP license agreement with CommScope, Inc. of North Carolina in order to conform certain terms of the IP license agreement with the recently announced CA$6.0 million loan agreement with the Ontario Government.

The IP license agreement grants CommScope a license to certain intellectual property resulting from CommScope's investment in Hydrogenics. The license is only exercisable by CommScope upon the occurrence of specified triggering events. The amendments to the IP license agreement expand the list of triggering events to include certain events of default under the loan agreement with the Ontario Government.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

CONTACT: Company Contact:
         Jennifer Barber, Chief Financial Officer
         Hydrogenics Corporation
         (905) 361-3638
         investors@hydrogenics.com